SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 Infinity, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   45663L 30 4
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                                 (CUSIP Number)

                               Daniel B. Nunn, Jr.
                     Martin, Ade, Birchfield & Mickler, P.A.
                        One Independent Drive, Suite 3000
                           Jacksonville, Florida 32202
                                 (904) 354-2050
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 27, 1999
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box. o

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45663L 30 4             13D                          Page 2 of 5 Pages

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   1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
          (Entities Only)

          David J. Smith

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   2      Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) |X|
          (b) |_|


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   3      SEC Use Only


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   4      Source of Funds (See Instructions)

                                   PF

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   5      Check if Disclosure of Legal  Proceedings is Required Pursuant to Item
          2(d) or 2 (e)

          |_|

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   6      Citizenship or Place of Organization

          United States

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 Number of Shares                 7       Sole Voting Power
                                                  361,499
 Beneficially Owned               8       Shared Voting Power
                                              ------------
 by Each Reporting                9       Sole Disposition Power
                                                  361,499
     Person with                 10       Shared Disposition Power
                                              -------------
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   11     Aggregate Amount Beneficially Owned by Each Reporting Person

                   361,499
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   12     Check if the Aggregate  Amount in Row (11) Excludes  Certain  Shares o
          (See Instructions)

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   13     Percent of Class Represented by Amount in Row (11)

                   3.03%

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   14     Type of Reporting Person (See Instructions)

                    IN
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




CUSIP No. 45663L 30 4                        13D               Page 3 of 5 Pages

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   1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
          (Entities Only)

          Nils P. Peterson
--------------------------------------------------------------------------------
   2       Check the Appropriate Box if a Member of a Group
           (See Instructions)

               (a) |X|
               (b) |_|
--------------------------------------------------------------------------------
   3       SEC Use Only

--------------------------------------------------------------------------------
   4       Source of Funds (See Instructions)

               PF

--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2 (e)

          |_|

--------------------------------------------------------------------------------
   6       Citizenship or Place of Organization

           United States

--------------------------------------------------------------------------------
 Number of Shares                 7       Sole Voting Power
                                                  120,000
 Beneficially Owned               8       Shared Voting Power
                                                  146,000
 by Each Reporting                9       Sole Disposition Power
                                                   120,000
     Person with                 10       Shared Disposition Power
                                                   146,000

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   11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    266,000

--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares o (See Instructions)

--------------------------------------------------------------------------------
   13       Percent of Class Represented by Amount in Row (11)
                                    2.23%

--------------------------------------------------------------------------------
   14       Type of Reporting Person (See Instructions)

                                    IN

--------------------------------------------------------------------------------

         This is Amendment No. 2 to a Statement on Schedule 13D with respect to the common stock, par value $.0001 per share, of Infinity, Inc., a Colorado corporation ("Infinity" or the "Company") filed by a group comprised of David J. Smith and Nils P. Peterson (the "Reporting Persons").

Item 2.           Identity and Background.

         As reported in Item 4 below, the Reporting Persons have terminated the group that they previously formed for the purpose of participating in a proxy contest for the election of a slate of nominees to the Board of Directors of the Company.

Item 4.           Purpose of Transaction.

         On or about March 18, 1999, the Reporting  Persons filed a Statement on
Schedule 13D to report that they had formed a committee to participate in an anticipated proxy contest for the election of a slate of nominees to the Board of Directors of the Company at the next annual or special meeting of shareholders of the Company that is called for the purpose of electing directors.

         On or about April 5, 1999, the Reporting Persons filed Amendment No. 1 to the Statement on Schedule 13D to report certain events that transpired at the Special Meeting of Shareholders of the Company held on March 22, 1999 (the "Special Meeting").

         Since the date of the Special Meeting, (i) the Reporting Persons have filed preliminary proxy materials with the United States Securities and Exchange Commission ("SEC"), and (ii) the Company has filed a Complaint against David J. Smith alleging breach of fiduciary duty and breach of the duty of loyalty in the District Court, City and County of Denver, State of Colorado (the "Colorado Litigation"). In addition, on May 21, 1999, Infinity issued a press release announcing, among other things, that Infinity had nominated and appointed two persons who are not employed by Infinity to begin serving on its Board of Directors effective June 1, 1999.

         On May 27, 1999, the Company and the Reporting Persons agreed to resolve all of the issues between them in accordance with a written settlement agreement, the material terms of which are as follows:

         (i) The Reporting Persons agreed not to (A) consent to being nominated as a candidate for Infinity's Board of Directors, (B) serve as directors of Infinity if elected, (C) solicit proxies from Infinity's shareholders, or (D) assist or support others in soliciting proxies from Infinity's shareholders;

         (ii) The Reporting Persons agreed to file documents with the SEC describing the terms of the agreement that had been reached by the parties;

         (iii) Mr. Smith agreed to post a message on the Yahoo! Finance Infinity Message Board under the public profile "Thoranly" stating, in substance, that the Reporting Persons are discontinuing their efforts to engage in a proxy contest with current management because Infinity's goal of adding credible outside directors to its Board of Directors has been achieved;

         (iv) Infinity agreed to dismiss the Colorado Litigation with prejudice;

         (v) Infinity and certain affiliates agreed to release all of their claims against the Reporting Persons, and the Reporting Persons agreed to release all of their claims against Infinity and certain of its affiliates; and

         (vi)     each side agreed to bear their own attorney's fees.

         Accordingly, the Reporting Persons have terminated the group that they previously formed for the purpose of participating in a proxy contest for the election of a slate of nominees to the Board of Directors of the Company. Except for the written settlement agreement reached with the Company, the material terms of which are described above, the Reporting Persons have no oral or written agreements, understandings or arrangements for the purpose of acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company. Therefore, Mr. Smith expressly disclaims beneficial ownership of any Common Stock owned by Mr. Peterson, and Mr. Peterson expressly disclaims beneficial ownership of any Common Stock owned by Mr. Smith. Each of Mr. Smith and Mr. Peterson beneficially own less than five percent (5%) of the Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.


Dated:            May 27, 1999.                           /s/David J. Smith



                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.


Dated:            May 27, 1999.                            /s/ Nils P. Peterson




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